UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
SEP 2 4 2004
1086

DIVISION OF
CORPORATION FINANCE

04043988

September 24, 2004

Paul A. Immerman
Senior Counsel
The Bank of New York Company, Inc.
One Wall Street
New York, NY 10286

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9/24/2004

Re: The Bank of New York Company, Inc.
Incoming letter dated August 19, 2004

Dear Mr. Immerman:

This is in response to your letter dated August 19, 2004 concerning the shareholder proposal submitted to The Bank of New York by Vladimir G. Lukin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Vladimir G. Lukin
2538 East 63rd Street
Brooklyn, NY 11234

PROCESSED
OCT 0 5 2004
THOMSON
FINANCIAL

9626

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

LEGAL DEPARTMENT

August 19, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal submitted by Vladimir G. Lukin

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Bank of New York Company, Inc. (the "Company") hereby requests your concurrence that the Company may exclude from its proxy statement (the "Proxy Statement") for its 2005 annual meeting of shareholders the shareholder proposal (the "Proposal") and the statement supporting the proposal (the "Supporting Statement") submitted to the Company by Vladimir G. Lukin (the "Proponent"). The Proposal seeks to "limit the maximum salary of the Bank of New York employees by (sic) $400,000, including all bonuses." A copy of the Proposal and Supporting Statement is attached as Annex A hereto.

Five additional copies of this letter, including the Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

**Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(1)**

Rule 14a-8(i)(1) states that a registrant may omit a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

The Company is a New York corporation. Section 701 of the New York Business Corporation Law provides that in the absence of a specific provision in a company's certificate of incorporation giving the power directly to the shareholders, a New York corporation's business and affairs are to be managed under the direction of its board of directors. Neither the Company's Certificate of Incorporation nor By-Laws contains such a provision.

The note to paragraph (i)(1) under Rule 14a-8(i)(1) states, in pertinent part, that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Proposal is not only binding but would usurp the Board's power to set company-wide compensation. Under New York law shareholders do not have the power to set company-wide compensation.

The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather it directs that the Company "limit the maximum salary of the Bank of New York employees by $400,000, including all bonuses." The Proposal therefore is not precatory. Rather it would require that the Company perform specific actions, leaving no discretion in the matter to the Company's board of directors. The Proposal is not a proper subject for action by shareholders under New York law and seeks to usurp the discretion of the Company's Board. As such, it is excludable pursuant to Rule 14a-8(i)(1).

**Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(2)**

Rule 14a-8(i)(2) states that a company may omit a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by the Company, but also to all of the Company's outstanding compensation arrangements if, under the arrangement, the officer or director were to receive salary and bonus aggregating more than $400,000.

The Company currently has outstanding contractual obligations to pay officers compensation in excess of $400,000. Since these outstanding compensatory arrangements do not comply with the Proposal such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, it is my opinion that, under state law, the Company would be in breach of its existing contractual obligations to the officers who are parties to those arrangements. Accordingly, the Proposal would require the Company to breach outstanding contractual obligations with its officers and thus violate state law.

For example, the Company has granted awards under various Long-Term Incentive Plans to numerous individuals that may each have a value in excess of $400,000. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears that the Proposal, if implemented, would have a retroactive effect on the Company's outstanding compensatory arrangements, and the Company could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts.

The Staff has consistently allowed omission of shareholder proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related agreements. For example, in Sensar Corporation (May 14, 2001), the Staff permitted omission of a shareholder proposal requiring that "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations."

Additionally, in International Business Machines Corporation (February 27, 2000), the Staff permitted omission of a shareholder proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude shareholder proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements. See, e.g., NetCurrents, Inc. (June 1,

2001) (permitting omission of a shareholder proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); and Whitman Corporation (February 15, 2000) (permitting omission of a shareholder proposal because it may cause the company "to breach an existing contract").

For all of the above reasons, the Company believes that the Proposal is excludable pursuant to Rule14a-8(i)(2).

**Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(3)**

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures to take if the proposal were implemented. See, e.g., General Electric Company (January 23, 2003) (permitting omission of a shareholder proposal to cap "salaries and benefits" of company officers and directors at $1,000,000 as vague and indefinite where there was no specified time frame or definition of what constituted "benefits"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because it fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, the Proposal does not define the term "bonus." Does the term apply only to cash bonuses or does it include performance shares which are considered bonus payments because the performance period is less than one year?

The Proposal's demand for an individual limit of $400,000 in salary and bonus does not express any timeframe over which to measure such compensation. It is not clear or readily discernable whether the Proponent intended the $400,000 cap to apply to any given year, as opposed to over the entire career of officers. If the Proposal is intended to apply to each year, how does the Proposal treat deferred compensation for purposes of the annual $400,000 cap? Similarly, if performance shares are included in the term "bonus" because the value of such shares is reported in the bonus column on the summary compensation table in the Company's annual Proxy Statement, it is not clear when the value of such awards is to be determined for purposes of the proposed maximum, viz: Should the value of performance shares be counted on the date of grant, the date of vesting, the date a performance goal is met, the date the amount of earn-out is determined or upon the occurrence of some other undefined event, such as resale of the underlying shares?

This timing dilemma is especially troublesome when one recognizes that the Company, like many other companies, emphasizes incentive awards covering periods of more than one year; that various Company long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development.

Accordingly, the Proposal is vague and indefinite and is excludable under Rule 14a-8(i)(3) as inherently misleading.

**Grounds for Excluding the Proposal Pursuant to Rule 14a-8(i)(7)**

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials if it "deals with a matter relating to the company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has stated, in pertinent part, in Staff Legal Bulletin No. 14A (July 12, 2002) that: "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)"

In line with the Commission's statement quoted above, the Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) in connection with shareholder proposals seeking to require a company to limit general employee compensation. See, e.g., Caterpillar, Inc. (February 13, 1992) (allowing exclusion of a proposal to require that every employee be granted stock options for a minimum of 100 shares of company stock); E.I. DuPont de Nemours and Company (March 15, 2001) (allowing exclusion of a proposal that "no one" at a DuPont site receive a bonus unless all employees at that site receive a bonus); Lucent Technologies Inc. (November 6, 2001) (allowing exclusion of a proposal to immediately reduce the salaries of "all" officers and directors of the company by 50%); and Minnesota Mining and Manufacturing Company (March 4, 1999) (allowing exclusion of a proposal to limit the compensation of the "top 40" executives of the company).

The Proposal clearly applies to all "Bank of New York employees." As such it falls squarely within the bright-line analysis articulated by the Commission in Staff Legal Bulletin No. 14A (July 12, 2002) and so is excludable under Rule 14a-8(i)(7) as dealing with the Company's ordinary business operations.

If the Staff disagrees with my conclusion regarding the exclusion of the Proposal and Supporting Statement, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please telephone me at (212) 635-1075.

Very truly yours,

Paul A. Immerman
Senior Counsel
The Bank of New York

cc: Vladimir G. Lukin, Ph.D.

ANNEX A

P. Bucket

Vladimir G. Lukin
2538 East 63rd St
Brooklyn, NY 11234

RECEIVED
AUG - 5 2004
THOMAS A. RENYI

RECEIVED
AUG 06 2004
OFFICE OF SEC'Y

To:
Mr. Thomas Renyi
Chairman and CEO
Of The Bank of New York
One Wall Street
New York, NY 10286

August, 02, 2004
Dear Mr. Renyi:

As a co-owner (shareholder) of the Bank of New York I am very concern about some aspects of the Bank humane resource politic. From your letters to me I know you as a great patriot of our country and The Bank of New York. I always tried together with you to make our job more efficient and our position in the world economy more strongly. Now I am having a feeling this is my duty to share my concern with you.
As an employee of the Bank I could see how many IT jobs gone from the department outsource and how many American citizens lost they jobs. Is it good for our country, dear Mr. Renyi? Can you do something to prevent it?

**I have a proposal for annual meeting of shareholders. I propose to limit the maximum salary of the Bank of New York employees by $400,000, including all bonuses.** I think this is a descent money (this is a salary of USA President, by the way) and I am sure the majority of shareholders, including you, dear Mr. Renyi, will approve it. We can save a lot of expenses for our bank, dear Mr. Renyi by doing this.

I used to be an employee of the Bank of New York from September 1994 until March 2004 and as you can see, dear Mr. Renyi, I continuously had in my Retirement Account and Employee Stock Purchase Plan account much more then value of $2,000 shares of The Bank of New York. On April 2004 I transferred these money to my Citibank brokerage account and I am still holding it. See, please, my last statement from the Citibank. I am going to hold shares for market value of at least $2,000 until the next shareholders meeting and I am going to give another proposals after that.

I believe my proposal is in compliance with all rules of Securities Exchange Commission. Could you inform me, please, can you accept it or not?

With my very best wishes to you, dear Mr. Renyi,

Vladimir G. Lukin

Ph.D. Vladimir G. Lukin,
USA Citizen,
USA Taxpayer,
The Bank of New York Co-owner.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 24, 2004

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Bank of New York Company, Inc.
Incoming letter dated August 19, 2004

The proposal relates to limiting the maximum salary of The Bank of New York "employees" by $400,000, including all bonuses.

There appears to be some basis for your view that The Bank of New York may exclude the proposal under rule 14a-8(i)(7), as relating to The Bank of New York's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if The Bank of New York omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which The Bank of New York relies.

Sincerely,

Robyn Manos
Special Counsel